UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Asia Satellite Telecommunications Holdings Limited

(Name of Issuer)

Common Stock, par value HK$0.10 per share

(Title of class of securities)

763991-02-3

(CUSIP Number)

Mi Zeng Xin

Capital Mansion

6 Xinyuan Nan Road

Chaoyang District

Beijing 10004, China

Tel: 8610-6466-5534

with a copy to:

Lawrence Vranka, Jr.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Tel: 212-903-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763991-02-3	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC Group IRS #: 66-0598708
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

291,174,695
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

291,174,695

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.43%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 763991-02-3	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC Projects Management (HK) Limited IRS #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

291,174,695
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

291,174,695

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.43%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 763991-02-3	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC Asia Limited IRS #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

291,174,695
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

291,174,695

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.43%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 763991-02-3	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Able Star Associates Limited IRS #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

291,174,695
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

291,174,695

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.43%
14	TYPE OF REPORTING PERSON

OO

Introduction

This Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) amends the Schedule 13D initially filed by CITIC Group, CITIC Projects Management (HK) Limited, CITIC Asia Limited, and Able Star Associates Limited, on February 20, 2007 (the “Schedule 13D”), as amended by Amendment No. 1 filed on April 4, 2007, Amendment No. 2 filed on April 25, 2007, and Amendment No. 3 filed on April 26, 2007 relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D, and the Joint Announcement filed as Exhibit 99.5 thereto, or the U.S. Offer Documents filed as Exhibit 99(a)(5)(1) to Schedule TO-T filed on May 25, 2007.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

The Offers were financed from the existing resources of CITIC Group and GECC.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On June 26, 2007, AsiaCo Acquisition Ltd. (the “Offeror”) and Asia Satellite Telecommunications Holdings Limited jointly issued a press release (the “Third Press Release”), announcing that, as at 4:00 p.m. on Tuesday, June 26, 2007 (Hong Kong time), and 4:00 a.m. on Tuesday, June 26, 2007 (New York time), being the last time for receiving acceptances under the Offers, the Offeror had received (i) valid acceptances under the Share Offer in respect of 19,345,825 shares of Common Stock, representing approximately 4.95% of AsiaSat’s entire issued share capital; and (ii) valid acceptances under the US Share Offer in respect of 2,923,870 shares of Common Stock, representing approximately 0.75% of AsiaSat’s entire issued share capital. This item is qualified in its entirety by reference to the Third Press Release, which is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

Prior to the Offers, the Offeror held no AsiaSat Shares, although Bowenvale, a person presumed under the Takeovers Code to be acting in concert with the Offeror, beneficially owned in aggregate 268,905,000 AsiaSat Shares, representing approximately 68.74% of AsiaSat’s issued share capital. No AsiaSat Shares have been acquired or agreed to be acquired during the Offer Period by the Offeror or any persons acting in concert with the Offeror otherwise than pursuant to the Offers.

Taking into account the valid acceptances tendered under the Share Offer and US Share Offer, the Offeror and persons acting in concert with it are interested in 291,174,695 AsiaSat Shares, representing approximately 74.43% of AsiaSat’s entire issued share capital as at the date hereof.

Following the close of the Offers, approximately 25.57% of the AsiaSat Shares are held by the public.

If the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended. In due course it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

Item 5.	Interest in Securities of the Issuer.

Item (5) is hereby amended and restated in its entirety to read as follows:

(a) Able Star owns a 50.5% economic interest in Bowenvale and 50% of the voting interests in Bowenvale. To the best of the Reporting Persons’ knowledge, the remaining 49.5% economic interest in Bowenvale (which represents 50% of the voting interests in Bowenvale) is held by the GE Entities. As noted in Item 3 of Schedule 13D, Bowenvale’s sole asset is 268,905,000 shares (68.74% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 133,107,975 of the shares of Issuer Common Stock that are held by Bowenvale, as being attributable to the GE Entities’ 49.5% beneficial ownership interest in Bowenvale.

Able Star owns a 50% interest in the Offeror. To the best of the Reporting Persons’ knowledge, the remaining 50% interest in the Offeror is held by GE Equity. Immediately after the close of the Offers, the Offeror’s sole asset is 22,269,695 shares (5.69% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 11,134,847 of the shares of Issuer Common Stock that are held by the Offeror, as being attributable to the GE Equity’s 50% beneficial ownership interest in the Offeror.

For the purposes of Rule 13d-3 and Rule 13d-5(b)(1) promulgated under the Act the Reporting Persons are the beneficial owners of 291,174,695 Issuer Common Stock, representing approximately 74.43% of all of the total issued and outstanding Issuer Common Stock. None of the Reporting Persons, other than Able Star, has direct voting power over the Issuer Common Stock owned by either Bowenvale or the Offeror, and they are filing solely in their capacities as parent companies of, and indirect beneficial owners of, the Issuer Common Stock owned by Able Star through its ownership of Bowenvale and the Offeror shares. The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.

The item is qualified in its entirety by reference to the Bowenvale Shareholders’ Agreement, which was filed as Exhibit 99.6 to the Schedule 13D, and the Offeror Shareholders’ Agreement, which was filed as Exhibit 99.8 to the Schedule 13D.

(b) By virtue of the relationship described in Item 2 of the Schedule 13D, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Issuer Common Stock owned by Able Star through its ownership of Bowenvale and the Offeror shares.

(c) Pursuant to the Offers, between May 25, 2007 and June 26, 2007, the Offeror acquired 22,269,695 shares of the Issuer Common Stock, representing approximately 5.69% of all of the total issued and outstanding Issuer Common Stock. Other than set forth in the preceding sentence, to the best of the Reporting Persons’ knowledge, none of the Reporting Persons nor any of their executive officers and directors (listed on Schedules A, B, C and D attached to the Schedule 13D) has effected any transactions in Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following exhibits:

99.11	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007
99.12+	Schedule TO-T filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated May 25, 2007.
99.13+	Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 14, 2007.
99.14+	Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 26, 2007.

+	Previously filed with the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007	CITIC GROUP

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

CITIC PROJECTS MANAGEMENT (HK) LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

CITIC ASIA LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

ABLE STAR ASSOCIATES LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

EXHIBIT INDEX

Exhibit No.
99.11	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007
99.12+	Schedule TO-T filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated May 25, 2007.
99.13+	Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 14, 2007.
99.14+	Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 26, 2007.

+	Previously filed with the SEC.